Mail Stop 6010
      October 17, 2005

VIA U.S. MAIL AND FACSIMILE (847) 229-2235

Laurence P. Birch
Chief Financial Officer
Aksys, Ltd.
Two Marriott Drive
Lincolnshire, Illinois  60069


      Re:	Aksys, Ltd.
		Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
      Form 10-Q for the quarterly period ended June 30, 2005
		File No. 000-28290

Dear Mr. Birch:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003

Revenue, page 31

1. We see your discussion of the 60% increase in revenue from the year ended December 31, 2003 and note that you sold 27 systems and generated rental revenue on 71 units in fiscal year 2004 compared to the sale of 28 systems and rental revenue on 31 units in fiscal year
2003. Please tell us and revise future filings to disclose the revenue generated from sales of products versus rental of units. In addition, please clarify how the changes in number of units sold or units under operating leases contributed to the changes in revenue during the periods presented, for example through a discussion of changes in average product price or rental rates.

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 46

(f) Long-Lived Assets, page 47

2. We note that certain PHD machines used as demonstration models or internal training are transferred from inventory to equipment and depreciated over their useful life. We note that you also transfer machines from inventory to leased assets. Tell us how you account for these transfers in your consolidated statement of cash flows. Additionally, clarify what line item you record the depreciation of the demonstration or training products.

Note 2.  Investments, page 51

3. In future filings, please disclose information about the contractual maturities of all long-term securities, as required by paragraph 20 of SFAS 115.


Form 10-Q for the quarterly period ended June 30, 2005

Consolidated Financial Statements

Note 12.  Significant Estimate for Product Warranty, page 11

4. We see that you recorded a significant charge in the six months ended June 30, 2005 to establish a product warranty reserve. In future filings, please disclose your accounting policy and methodology used in determining your liability for product warranties. Please also refer to the disclosure requirements of paragraph 14 of FIN 45.

5. As a related matter, please tell us the facts and circumstances that resulted in the establishment of a product warranty liability in
2004. That is, please discuss why a reserve was not deemed necessary in prior fiscal years.

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Comparison of Results of Operations

Six Months Ended June 30, 2005 Compared to Six Months ended June
30,
2004

Revenue, page 15

6. Refer to your disclosure that explains the 50% decrease in revenue as a result of a decrease in units sold. Please expand in future filings to identify and describe factors responsible for the decrease in the number of units sold compared to the prior year. In general,
MD&A both should identify factors responsible for changes in financial statement items and describe why those factors arose or occurred.

Cost of Sales, page 16

7. We see that you recorded a $1.4 million charge during the six months ended June 30, 2005 related to the impairment of leased assets. Please tell us and disclose in future filings the specific events or circumstances that resulted in your decision to replace the older models in December 2006. Please also clarify whether the impaired rental machines will be sold or otherwise disposed.
8. We note your use of the non-GAAP measure "cost of sales excluding impairment, warranty reserve and obsolescence reserve." This measure does not appear to comply with the guidance provided in SEC Rule 34-
47226 - Conditions for Use of Non-GAAP Financial measures or the Staff`s FAQ Regarding the use of Non-GAAP Financial Measures since they appear to exclude recurring items. Please revise future filings, beginning with your next Form 10-Q, to remove this measure.
Please refer to Questions 8 and 9 of the FAQ.

9. As a related matter, please refer to the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Under that guidance you should disclose, with equal or greater prominence, the most directly comparable GAAP measure and you should provide reconciliation of the differences between those non-GAAP and GAAP measures. You should also provide substantive statements disclosing the reasons why you believe a non-GAAP measure provides useful information to investors. In that regard, you should expand the existing statements to provide more specific rationale for your use and disclosure of the measures. Please apply in all future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief at (202) 551-3676 with any other questions.


      Sincerely,



      Kate Tillan
      Assistant Chief Accountant

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Mr. Birch
Aksys, Ltd.
October 17, 2005
Page 2